Consolidated
    Financial Statements

Management's Responsibility

The accompanying consolidated financial statements are the responsibility of Management, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, where appropriate, reflect Management's best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management's Discussion and Analysis ("MD&A"). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with Management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G.Stowe	Jon A.Douglas
President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

February 24, 2005

Auditors' Report
    Board of Directors, Northgate Minerals Corporation

We have audited the consolidated balance sheets of Northgate Minerals Corporation (formerly Northgate Exploration Limited) as at December 31,2004 and 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31,2004.These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31,2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 18,2005

Comments by Auditors for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the additional of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 2(f) and Note 2(g) to the consolidated financial statements as at December 31,2004 and 2003 and for each of the years in the three-year period ended December 31,2004. Our report to the board of directors dated February 18, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada

February 18,2005

Consolidated
    Balance Sheets

Years ended December 31, 2004 and 2003			2003[1]
(expressed in thousands of US dollars)	Note	2004	(Restated)

ASSETS
Current Assets
Cash and cash equivalents		$49,257	$7,743
Concentrate settlements and other receivables		11,300	13,051
Inventory	4	12,906	12,200
		73,463	32,994
Other assets	5	13,649	15,476
Mineral property, plant and equipment	6	180,669	189,964
		$267,781	$238,434

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$16,091	$15,219
Current portion of capital lease obligations	7	4,854	3,566
Current portion of long-term debt	8	21,000	12,000
		41,945	30,785

Capital lease obligations	7	10,653	9,554
Long-term debt	8	22,500	43,500
Provision for site closure and reclamation obligations	9	21,149	15,983
		96,247	99,822

Shareholders' Equity	11	171,534	138,612
		$267,781	$238,434

[1] Notes 2(f) and 2(g)

Commitments and contingencies (Notes 7 and 16) The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A.Lyons,Director	Patrick D.Downey,Director

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002	Note	2004	2003[1]	2002[1]
(expressed in thousands of US dollars)			(Restated)	(Restated)
Revenue		$188,952	$131,423	$110,337
Cost of sales		103,722	84,387	81,292
Administrative and general		6,083	3,873	1,706
		109,805	88,260	82,998
Earnings before interest, taxes, depreciation,
depletion and other		79,147	43,163	27,339
Other:
Depreciation and depletion		36,160	34,058	25,823
Net interest		3,049	3,611	4,641
Exploration		3,134	3,408	4,215
Currency translation losses (gains)		92	(1,089)	1,129
Mining and capital taxes		2,277	1,420	1,318
Accretion of site closure and reclamation costs		894	572	285
Non-controlling interest		—	19	(531)
		45,606	41,999	36,880
Earnings (loss) before the following items:		33,541	1,164	(9,541)
Loss on settlement of gold forward sales contracts	15(A)	—	—	(9,839)
Other income (expense)		348	193	(290)
Earnings (loss) before income taxes		33,889	1,357	(19,670)
Future income tax recovery (expense)		(2,634)	2,634	—
Earnings (loss) for the year		$31,255	$3,991	$(19,670)
Earnings (loss) per share:
Basic		$0.16	$0.02	$(0.17)
Diluted		$0.16	$0.02	$(0.17)
Weighted average shares outstanding:
Basic		200,065,821	197,712,564	123,374,060
Diluted		200,567,253	198,621,170	123,374,060

Consolidated Statements of Retained Earnings (Deficit)
Years ended December 31, 2004, 2003 and 2002	Note	2004	2003[1]	2002[1]
(expressed in thousands of US dollars)			(Restated)	(Restated)
Deficit, at beginning of year:
As previously reported		$(39,457)	$(48,522)	$(31,640)
Adjustment for retroactive change in accounting for
asset retirement obligations	2(f)	(296)	875	926
Adjustment for retroactive change in accounting for
revenue recognition	2(g)	(6,712)	(2,809)	2,531
As restated		(46,465)	(50,456)	(28,183)
Earnings (loss) for the year		31,255	3,991	(19,670)
Dividends on preferred shares	11(A)(ii)	—	—	(1,166)
Interest on capital securities	10	—	—	(1,437)
Deficit,end of year		$(15,210)	$(46,465)	$(50,456)

1 Notes 2(f) and 2(g)
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002	Note	2004	2003[1]	2002[1]
(expressed in thousands of US dollars)			(Restated)	(Restated)
CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the year		$31,255	$3,991	$(19,670)
Non-cash items:
Depreciation and depletion		36,160	34,058	25,823
Non-controlling interest		—	19	(531)
Unrealized currency translation losses		406	858	253
Accretion of site closure and reclamation costs		894	572	285
Amortization of deferred financing charges		934	871	503
Stock-based compensation		512	248	36
Future income tax expense (recovery)		2,634	(2,634)	—
Other		95	—	(172)
		72,890	37,983	6,527
Changes in non-cash operating working capital:
Concentrate settlements and other receivables		1,751	(5,135)	(566)
Inventories		(706)	(3,511)	3,548
Accounts payable and accrual liabilities		872	(436)	(5,058)
		74,807	28,901	4,451
Investments
Additions to other assets		(819)	(689)	(1,559)
Additions to mineral property, plant and equipment		(17,518)	(12,914)	(19,101)
		(18,337)	(13,603)	(20,660)
Financing
Repayment of capital lease obligation		(4,111)	(3,133)	(3,177)
Capital lease financing		—	—	8,000
Repayment of long-term debt		(12,000)	(9,000)	(83,282)
Issuance of long-term debt		—	—	27,734
Issuance of preferred shares		—	—	56,475
Dividends on preferred shares		—	—	(1,166)
Reduction of non-controlling interest		—	—	(5,000)
Issuance of common shares and warrants		1,155	177	108,878
Repayment of capital securities		—	—	(88,656)
		(14,956)	(11,956)	19,806
Increase in cash and cash equivalents		41,514	3,342	3,597
Cash and cash equivalents, beginning of year		7,743	4,401	804
Cash and cash equivalents, end of year		$49,257	$7,743	$4,401
Supplementary information:
Cash paid during the year for:
Interest on capital securities		$—	$—	$14,860
Other interest		$2,990	$2,558	$17,239
Income taxes		$—	$—	$—
Non-cash financing activities:
Issuance of common shares on redemption of preferred shares		$—	$—	$56,475
Issuance of common shares for acquisition of
non-controlling interest in Kemess Mines Ltd.	3	$—	$6,790	$—
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations		$6,498	$3,707	$8,000

1 Notes 2(f) and 2(g)
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts)

Note 1         Nature of Operations

Northgate Minerals Corporation ("Northgate" or the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. Its principal assets are its 100% interest in the Kemess South Mine and the Kemess North Project. During 2004, the Corporation changed its name from Northgate Exploration Limited to Northgate Minerals Corporation.

Note 2         Significant Accounting Policies

(a)         Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with accounting principles and practices generally accepted in the United States, except as disclosed in Note 17.The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter-company balances and transactions have been eliminated.

(b)         Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at acquisition that are readily convertible to specified amounts of cash.

(c)         Inventory

Concentrate inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Supplies inventory is stated at the lower of average cost or replacement cost.

(d)         Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated recoverable reserves.

Plant and equipment is stated at cost less accumulated depreciation. Milling assets are amortized using the unit-of-production method based on estimated recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

(e)         Impairment of Long-Lived Assets

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets" ("HB 3063").HB 3063 requires the Corporation to test for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that an impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value. The recommendations of HB 3063 were adopted prospectively and accordingly, prior periods were not affected. No impairment under HB 3063 is required to be recognized at December 31,2004.

(f)         Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Effective January 1, 2004, the Corporation adopted the CICA's Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long-lived assets under Canadian GAAP have been harmonized with US GAAP.HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

Prior to adoption of HB 3110, a reserve for future site closure and mine reclamation costs was established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties were accrued over the life of the mine using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gathered by the Corporation and others on similar properties, or other factors, is reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $296,000 as of January 1,2004.In addition, for the year ended December 31,2003,adoption of HB 3110 resulted in a decrease in cost of sales of $308,000, an increase in depreciation and depletion of $552,000,an increase in accretion of site closure and reclamation costs of $572,000, a decrease in foreign currency translation gain of $355,000 and a decrease in opening deficit of $875,000. For the year ended December 31, 2002, adoption of HB 3110 resulted in a decrease in cost of sales of $167,000, a decrease in depreciation and depletion of $68,000, an increase in accretion of site closure and reclamation of $285,000 and a decrease in deficit of $926,000.

(g)         Revenue Recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under the CICA's Emerging Issues Committee Abstract 141 ("EIC-141"), which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition and has restated prior periods. Revenue from the sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract, these conditions are fulfilled upon receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Adoption of EIC-141 resulted in a decrease in inventory and an increase in deficit of $6,712,000 as at December 31, 2003.The impact on the year ended December 31, 2003 was a decrease in revenue of $6,429,000,a decrease in cost of sales of $2,526,000 and an increase in deficit of $2,809,000.The impact on the year ended December 31, 2002 was a decrease in revenue of $2,239,000, an increase in cost of sales of $3,102,000 and a decrease in the deficit of $2,531,000.

Sales of gold-copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement.

(h)         Reporting Currency and Foreign Currency Translation

The Corporation's primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

(i)         Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees on or after January 1, 2002 at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.

Any consideration paid by directors, employees and non-employees on exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation included in contributed surplus. Compensation costs associated with the Corporation's Employee Share Purchase Plan is recognized based on the fair value of the shares the Corporation is required to contribute.

(j)         Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(k)         Estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of Management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

(l)         Earnings per Share

Basic earnings (loss) per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equals net earnings (loss), adjusted for charges against deficit for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants and the "if converted" method for convertible securities. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. The weighted average number of common shares is adjusted for the net increase in common shares issued on the exercise of stock options and warrants over the shares assumed to be repurchased. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceed the exercise price of the stock options. Under the "if converted" method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the result would be anti-dilutive.

(m)         Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to reduce cash flow risk relating to gold sales and foreign currency risk on Canadian dollar operating costs.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on gold forward sales contracts used to hedge anticipated future gold sales are recognized as an adjustment to the revenues when the sales contracts are settled. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

(n)         Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

Note 3         Acquisition of Kemess Mines Ltd.

On February 11, 2000, the Corporation acquired for $187,530,000 a Convertible Royalty Interest (the "Kemess Convertible Royalty") equal to 95% of the net cash flow of the Kemess South Mine. On December 31, 2000, this royalty interest was exchanged for a 95% equity interest in Kemess Mines Ltd. The remaining 5% interest in Kemess Mines Ltd. was owned by Royal Oak Ventures Inc.

During 2002, the Corporation reduced the capital of its subsidiary, Kemess Mines Ltd. and paid $5,000,000 to Royal Oak Ventures Inc. in connection with such capital reduction.

On February 14,2003,the Corporation completed the acquisition of the remaining 5% interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting with the assigned value of the consideration of $6,790,000,being allocated as follows:
Mineral property,plant and equipment	$3,378
Non-controlling interest	3,412
$6,790

Note 4 Inventory
	2004	2003[1]
Concentrates and metals	$5,716	$6,290
Supplies	7,190	5,910
	$12,906	$12,200
[1]Restated - Note 2(g).

Note 5 Other Assets
	2004	2003
Restricted cash	$11,632	$10,059
Deferred financing and lease charges, net of amortization of $3,529 (2003 - $2,316)	2,017	2,783
Future income taxes (Note 12)	—	2,634
	$13,649	$15,476
Restricted cash consists of CDN$14,000,000 (2003 - CDN$13,000,000) of cash and short-term deposits pledged by a subsidiary of the Corporation relating to site closure and reclamation obligations at the Kemess South Mine (Note 9).

Note 6 Mineral Property, Plant and Equipment
		Accumulated	Net Book
2004	Cost..	Depreciation & Depletion	Value
Mineral property	$23,793	$—	$23,793
Plant and equipment	277,423	120,547	156,876
	$301,216	$120,547	$180,669

		Accumulated	Net Book
2003[2]	Cost..	Depreciation & Depletion	Value
Mineral property	$19,348	$—	$19,348
Plant and equipment	257,858	87,242	170,616
	$277,206	$87,242	$189,964
[2]Restated - Note 2(f).

The Corporation's interest in the Kemess South Mine is subject to a 1.62% royalty on the value of payable metals produced, payable to Brascan Financial Corporation ("Brascan"), which, prior to November 24, 2003, was a related party. Mineral property costs as at December 31, 2004 and 2003 consists of acquisition costs and deferred development costs for the Kemess North Project. These costs are not currently being amortized.

Note 7         Lease Obligations
	2004	2003
Capital lease obligations	$15,507	$13,120
Less: current portion	4,854	3,566
	$10,653	$9,554

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to five years.

Future capital lease payments as of December 31,2004,are as follows:
2005	$4,854
2006	3,887
2007	3,777
2008	2,925
2009	64

The Corporation also leases equipment under a long-term operating lease that expires August 31, 2009.The annual payment for this lease is $648,000, except in 2009 it is $486,000.The aggregate lease payments to the expiry date are $3,078,000.

Note 8         Long-Term Debt
2005	$21,000
2006	22,500
$43,500

The project loan facility currently bears interest at LIBOR plus 1% and is secured by a fixed and floating charge over all of the assets of the Kemess South Mine and is fully guaranteed by Brascan until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brascan a fee of 1% per annum. Under this project loan, Kemess Mines Ltd. has agreed to maintain certain forward sales commitments over the term of the loan (Note 15(A)).Interest is payable quarterly with total annual principal payments as follows:
	2004	2003
Project loan	$43,500	$55,500
Less: current portion	21,000	12,000
	$22,500	$43,500

Note 9         Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by federal and provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The continuity of the provision for site closure and reclamation costs is as follows:
	2004	2003	2002
Balance, beginning of year, as previously reported	$12,918	$10,298	$10,048
Impact of adoption of HB 3110	3,065	(1,302)	(5,093)
As restated	15,983	8,996	4,955
Site closure and reclamation liability incurred	2,933	3,979	3,746
Accretion expense	894	572	285
Effect of foreign exchange	1,339	2,436	10
Balance, end of year	$21,149	$15,983	$8,996

The expected site closure costs used in the determination of this provision total of $28.2 million are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

At December 31, 2004, Kemess Mines Ltd. has a security bond of CDN$14,000,000 posted in connection with its reclamation permit for the Kemess South Mine (Note 5). During 2002, Kemess Mines Ltd. and the Government of British Columbia amended the reclamation permit such that Kemess Mines Ltd. agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31,2009.

Note 10         Capital Securities

During 2002, the Corporation had outstanding certain debt securities, which were classified as equity securities because the Corporation had the option to make principal and interest payments in either cash or common shares. Distributions on these securities, net of related income taxes, were not included in the computation of earnings (loss) for 2002 but were included in the computation of earnings (loss) per share. These debt securities were repaid in cash on March 28,2002.

Note 11         Shareholders' Equity
	2004	2003[1]
Common shares [A(iii)]	$177,464	$176,179
Warrants [B]	8,613	8,613
Contributed surplus [C]	667	285
Deficit	(15,210)	(46,465)
	$171,534	$138,612

A.         Share Capital
1Restated - Notes 2(f) and 2(g).

(i)         Authorized

100,000,000,000,000 Class A preference shares, without par value,of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares,without par value.

100,000,000,000,000 common shares,without par value.

(ii)         Preference Shares

On March 28,2002,the Corporation issued a total of 3.6 million 8% convertible preference shares (1.8 million Class A Series 1 and 1.8 million Class A Series 2) to an affiliate of Brascan.On June 25,2002,these preference shares were converted into common shares at CDN$1.51 per share.As of December 31, 2004 and 2003, there are no issued and outstanding preference shares.

(iii)         Common Shares
	No.of Shares	Amount
Balance,December 31,2001	30,251,156	$12,472
Issued during the year:
On exercise of previously issued unit special warrants	15,873,000	12,552
On exercise of previously issued flow-through special warrants	3,865,429	3,396
On exercise of rights at CDN$1.25 per share	19,841,270	15,690
Pursuant to a prospectus offering	60,975,610	73,511
On conversion of convertible preferred shares	59,602,650	56,475
Private placement of flow-through common shares	722,500	932
On exercise of options [C]	144,000	85
Other	(2,000)	(2)
Share issuance costs	—	(5,899)
Balance,December 31,2002,carried forward	191,273,615	169,212
Issued during the year:
For acquisition of non-controlling interest in Kemess Mines Ltd.(Note 3)	7,186,000	6,790
On exercise of options	300,300	207
Share issuance costs	—	(30)
Balance,December 31,2003	198,759,915	176,179
Issued during the year:
Pursuant to Employee Share Purchase Plan [D]	20,035	34
On exercise of options [C]	211,100	302
On exercise of share purchase warrants	1,500,000	949
Balance,December 31,2004	200,491,050	$177,464

On December 28, 2001, the Corporation issued 15,873,000 unit special warrants at CDN$1.26 per unit special warrant and 3,865,429 flow-through special warrants at CDN$1.40 per flow-through special warrant.Each unit special warrant was exercisable into a unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire a common share at an exercise price of CDN$3.00 per share until December 28, 2006. Each flow-through special warrant was exercisable into a flow-through common share. An affiliate of Brascan participated in this financing as an underwriter. On February 18, 2002, the Corporation received clearance from the Canadian regulatory authorities to file materials for a final prospectus, which qualified for distribution of the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants. On the same date, the Corporation also received clearance to file materials for a final rights offering prospectus which qualified for distribution of the common shares and common share purchase warrants to be issued on the exercise of 19,841,270 units at CDN$1.26 per unit previously issued to existing shareholders. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share at CDN$3.00 per share to December 28,2006.In March 2002,the Corporation issued the 35,714,270 common shares and half-warrants and 3,865,429 flow-through common shares on exercise of the units described above.

On June 25,2002,the Corporation closed a CDN$125 million equity financing in which it issued 60,975,510 common shares at CDN$1.835 per share. The Corporation also issued 20,325,203 share purchase warrants exercisable at CDN$3.00 per share until December 31, 2006 as part of this financing. The warrants were assigned a value of CDN$0.645 per warrant based on the trading price of the previously issued warrants on the day the transaction was announced.

On December 23,2002,the Corporation issued 722,500 flow-through common shares at CDN$2.00 per share by way of a private placement.

In 2004, the Corporation issued 1,500,000 common shares to Brascan at CDN$0.84 per share on exercise of 1,500,000 share purchase warrants issued to Brascan in 2000 in connection with the Corporation's acquisition of the Kemess Convertible Royalty (Note 3).

B.         Common Share Purchase Warrants
Exercise Price	Expiry Date	Number
CDN$3.00	December 28,2006	17,857,135
CDN$3.00	December 28,2006	20,325,203
		38,182,338

C.         Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the market price of the Corporation's common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years.Vesting is at the discretion of the Board of Directors.

The continuity of options granted and outstanding under the stock option plan is as follows:
	2004		2003		2002

		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Number	(CDN$)	Number	(CDN$)	Number	(CDN$)

Balance,beginning of year	2,084,200	$1.39	991,000	$0.98	978,000	$0.87

Granted	1,470,000	$2.79	1,429,500	$1.59	190,000	$1.45

Exercised	(211,100)	$1.06	(300,300)	$0.69	(144,000)	$0.59

Cancelled	(51,900)	$1.64	(36,000)	$1.27	(33,000)	$0.90

Balance,end of year	3,291,200	$2.02	2,084,200	$1.39	991,000	$0.98

Exercisable	1,185,300	$1.70	670,200	$1.25	452,000	$0.93

Details of the options outstanding as at December 31,2004 are as follows:
Exercise Price	Expiry Date	Outstanding	Exercisable
CDN$0.90	January 15,2006	151,000	92,000
CDN$0.75	April 20,2006	175,000	135,000
CDN$0.82	May 16,2006	8,000	—
CDN$1.45	February 21,2007	124,000	68,000
CDN$1.45	July 4,2007	30,000	10,000
CDN$1.84	February 27,2008	433,200	166,300
CDN$1.45	May 9,2008	850,000	400,000
CDN$1.40	July 1,2008	50,000	20,000
CDN$2.88	February 25,2011	1,240,000	248,000
CDN$2.49	May 7,2011	55,000	11,000
CDN$2.21	May 25,2011	150,000	30,000
CDN$2.38	September 23,2011	25,000	5,000
		3,291,200	1,185,300

During the year ended December 31, 2004, the Corporation recognized stock-based compensation expense of $512,000 (2003 - $248,000;2002 - $36,000) based on the fair value of options granted since January 1,2002 that vested during the year. The weighted average fair value of options granted in 2004 was $1.44 (2003 - $0.65; 2002 - $0.85) per share.The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	2.5%	2.5%	4.5%
Annual dividends	—	—	—
Expected stock price volatility	54%	57%	95%

The expected life of the options used in the option-pricing model were determined as one-half of their term to expiry.

D.         Employee Share Purchase Plan

On October 26,2004,the Compensation Committee of the Board of Directors approved the activation of a pre-existing Employee Share Purchase Plan ("ESPP"). Under the terms of the ESPP, full-time employees of the Corporation and its subsidiary can buy treasury shares of the Corporation at the current market price for up to 5% of their base salary and the Corporation contributes additional shares in an amount equal to 50% of the employees' contribution.

Note 12         Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:
	2004	2003[1]	2002[1]
Income (loss) before taxes	$33,889	$1,357	$(19,670)
Canadian income tax rate	40.62%	41.62%	42.65%
Tax based on statutory income tax rate	$13,765	$565	$(8,389)
Expenses not deductible or income not taxable	(613)	4,952	2,161
Change in valuation allowance and tax rates	(4,782)	(3,281)	5,990
Other	(5,736)	(4,870)	238
Income tax expense (recovery)	$2,634	$(2,634)	$—

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:
	2004	2003

Future income tax assets:
Non-capital loss carry forwards	$18,621	$30,416
Net capital loss carry forwards	25,675	22,593
Mineral property,plant & equipment and Canadian resource reductions	18,360	10,051
Reclamation liabilities	7,533	5,693
BC mineral tax deductions	38,270	35,423
Other	—	3,603
	108,459	107,779
Valuation allowance	(108,459)	(105,145)
Net future income tax asset (Note 5)	$—	$2,634
[1]Restated - Notes 2(f) and 2(g).

At December 31, 2004, the Corporation and its subsidiaries have non-capital losses of approximately CDN$76,207,000 available for Canadian income tax purposes, which are due to expire from 2005 to 2011 taxation years. In addition, the Corporation has approximately CDN$173.5 million of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

Note 13         Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All mineral property, plant and equipment are in Canada.

Note 14         Related Party Transactions

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, at December 31, 2004, the consolidated balance sheet includes royalty and other accounts payable of $830,153 due to Brascan and its affiliates.During the years ended December 31,2003 and 2002, the Corporation paid a total of $3,304,000 and $6,815,000, respectively, in interest, royalties and guarantee fees to Brascan and its affiliates. As of November 24, 2003, Brascan and its affiliates are no longer related parties to the Corporation. During 2002, the Corporation entered into a smelter contract whereby substantially all of the Corporation's concentrates are processed by Noranda,an affiliate of Brascan.

Note 15         Financial Instruments

A. At December 31,2004,Kemess Mines Ltd.had forward sales commitments with major financial institutions to deliver 261,000 (2003 - 330,000) ounces of gold at an average accumulated price of $307 (2003 - $307) per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates until December 31, 2007.The unrealized loss on these forward contracts at December 31, 2004 was approximately $37,376,000 (2003 - $40,458,000). In June 2002, in connection with the closing of an equity financing and the reduction of its project loan facility, the Corporation closed out 670,000 ounces of its hedge book at a cost of $9,839,000.

At December 31, 2001, Kemess Mines Ltd. had outstanding written call options for 300,000 ounces of gold exercisable at $295 per ounce.Total premiums for selling these options of $1,190,000 were deferred and were brought into income during 2002.

At December 31, 2001, Kemess Mines Ltd. had entered into contracts to sell $72,865,000 in 2002 at an average exchange rate of CDN$1.53 and had sold forward $14,000,000 to purchase Canadian dollars on March 31,2002 at a rate of CDN$1.44. The unrealized loss on these foreign exchange contracts was approximately $2,900,000 at December 31,2001.

B. Except as disclosed elsewhere in these consolidated financial statements, the carrying value of all financial instruments approximates fair value.

C. The Corporation monitors the financial condition of its customers and counter-parties to contracts and considers the risk of material loss to be remote.

Note 16         Commitments and Contingencies

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim.As the outcome of the suit and amounts payable, if any, are not determinable,no amounts have been accrued as of December 31,2004.

For the ongoing construction of a tailings dam, the Corporation is committed to spending CDN$4,700,000 in 2005.

The Corporation has executed an option agreement for the acquisition of a 100% interest in the Sustut Copper deposit. The agreement requires the Corporation to make a series of staged payments totalling CDN$1,705,000 in order to earn its 100% interest,of which CDN$500,000 was paid in 2004.

The Corporation has signed an option joint-venture agreement with Rimfire Minerals Corporation for the RDN Property in northwestern British Columbia. Under the terms of the agreement, the Corporation is committed to spend CDN$1 million on exploration at the RDN Property in 2005.

Under the terms of a Joint Venture agreement with StrataGold Corporation,the Corporation is committed to spending CDN$400,000 on exploration of the Hyland property during 2005.

Note 17         Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect the Corporation,are substantially the same,except for the following:

A.         Mineral Properties

The United States Securities and Exchange Commission ("SEC") staff have indicated that their interpretation of Statement of Financial Accounting Standards No.144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.During the year ended December 31,2004,the Corporation incurred $4,063,000 (2003 - $2,430,000) in costs associated with a property which did not meet this criteria.Accordingly, for US GAAP purposes, these costs would be expensed as incurred.

B.         Accounting for Site Closure and Reclamation Costs

As disclosed in Note 2(f),the Corporation adopted HB 3110,which is substantially the same as Statement of Financial Accounting Standards 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"),which applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.The Corporation adopted HB 3110 retroactively and restated prior period consolidated financial statements.

Under US GAAP, adoption of SFAS 143 was required effective January 1, 2003, and resulted in a charge to earnings for the year ended December 31, 2003 for the cumulative effect of the change in accounting principle. Accordingly, under US GAAP, loss for the year ended December 31, 2002 would be increased by $250,000 to eliminate the effect of the retroactive adjustment from adoption of HB 3110 and there would be an increase in earnings for the year ended December 31, 2003 of $875,000 as the cumulative effect of adoption of SFAS 143. The balance sheets as at December 31, 2004 and 2003 and results from operations for the year ended December 31,2004 would be the same for Canadian and US GAAP purposes.

C.         Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation, it allows the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. Statement of Financial Accounting Standard No. 148 ("SFAS 148") provides for transitional rules for companies who adopt the fair value method of accounting for stock-based compensation related to stock options. Effective January 1, 2003, the Corporation voluntarily adopted the fair value method of accounting for Canadian GAAP purposes.For US GAAP,the Corporation adopted the transitional provisions of SFAS 148 effective January 1, 2003. For Canadian GAAP, the Corporation accounted for the change in accounting policy retroactively with restatement of the results of operations for 2002. For US GAAP, the Corporation adopted SFAS 148 prospectively for all options granted on or after January 1, 2003. Accordingly, under US GAAP, administrative and general expenses for the year ended December 31, 2002, and contributed surplus and deficit as at December 31, 2003 and 2004, would each be reduced by $36,000.

D.         Capital Securities

As the Corporation had the ability to settle the capital securities outstanding (Note 10) with the issuance of common shares,Canadian GAAP allows the capital securities to be presented as equity.The corresponding interest expense is treated similar to a dividend and charged directly to retained earnings (deficit). Under US GAAP, these capital securities would be treated as long-term debt and the corresponding interest expense as a charge to earnings (loss) for the year.

E.         Financing Fee

In 2000,the Corporation issued 1,500,000 warrants to Brascan relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty (Note 3). Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition.The effect of this change at December 31, 2004 would be to increase mineral property and shareholders' equity each by $480,000 (2003 - $480,000).

F.         Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them,with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation has disclosed the fair value of gold forward sales contracts and foreign exchange contracts in Note 15(A).Although the contracts are considered to be effective economic hedges and they have been accounted for as hedges for Canadian GAAP purposes,the Corporation elected not to complete the required designation and effectiveness assessment and documentation to achieve hedge accounting under US GAAP until January 1,2003,when it was required to do so under Canadian GAAP.As a result of the difference between Canadian and US GAAP existing prior to January 2004, the Corporation elected not to use hedge accounting for existing derivative financial instruments under US GAAP. Application of US GAAP at December 31, 2004 would decrease mineral property by $3,517,000 (2003 - $3,517,000) and result in fair value adjustments of $3,082,000; 2003 - ($26,322,000); 2002 - ($14,664,000),which would be included in the measurement of earnings.

G.         Flow-Through Shares

SEC staff have indicated that their interpretation of US GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. During 2002, a total of $4,328,000 was raised through the issuance of flow-through shares, of which $915,000 was held and had not been applied to qualifying exploration by the Corporation at December 31,2002 and therefore would be excluded from cash and cash equivalents under US GAAP.

For US GAAP,the premium received by the Corporation on the issuance of flow-through shares,which is in excess of the fair value of common shares,is required to be credited to liabilities and included in operations over the period in which the Corporation incurs the qualified expenditures. During 2002, total flow-through share premiums received were $585,000,of which $245,000 related to qualified expenditures made in 2003 and $340,000 related to qualified expenditures made in 2002.

H.         Revenue Recognition and Inventory

In prior years, there were differences between Canadian GAAP and US GAAP related to revenue recognition and inventory,as the Corporation recognized revenue on production,which is not permitted for US GAAP.As disclosed in Note 2(g), the Corporation changed its accounting policy for revenue recognition which is similar to US GAAP.The Corporation retroactively adopted this new policy and restated prior year comparative amounts. Accordingly, the US GAAP differences previously disclosed have been eliminated.

I.         GAAP Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on the Corporation's balance sheets,statements of operations and statements of cash flows is summarized as follows:

Consolidated balance sheets effect	2004	2003[1]
Shareholders' equity under Canadian GAAP	$171,534	$138,612
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(6,493)	(2,430)
Financing fee (E)	480	480
Derivative instruments & hedging activities (F)	(40,893)	(43,975)
Non-controlling interest	888	1,017
Shareholders' equity under US GAAP	$125,516	$93,704

Assets under Canadian GAAP	$267,781	$238,434
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(6,493)	(2,430)
Financing fee (E)	480	480
Derivative instruments & hedging activities (F)	(3,517)	(3,517)
Acquisition of non-controlling interest	888	1,017
Assets under USGAAP	$259,139	$233,984

Liabilities under Canadian GAAP	$96,247	$99,822
Adjustments to US GAAP for:
Derivative instruments & hedging activities (F)	37,376	40,458
Liabilities under US GAAP	$133,623	$140,280

Consolidated statements of operations effect	2004	2003[1]	2002[1]
Earnings (loss) for the year under Canadian GAAP	$31,255	$3,991	$(19,670)
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(4,063)	(2,430)	—
Site closure and reclamation costs (B)	—	875	50
Stock-based compensation (C)	—	—	36
Interest on capital securities (D)	—	—	(1,437)
Derivative instruments & hedging activities (F)	3,082	(26,322)	(14,664)
Premium on flow-through shares (G)	—	245	340
Non-controlling interest	(129)	(112)	841
Income (loss) for the year under US GAAP	$30,145	$(23,753)	$(34,504)

Consolidated statements of cash flows effect	2004	2003	2002
Cash provided by operations under Canadian GAAP	$74,807	$28,901	$4,451
Adjustments to US GAAP for deferred mineral property costs (A)	(4,063)	(2,430)	—
Cash provided by operations under US GAAP	$70,744	$26,471	$4,451
Cash used in investments under Canadian GAAP	$(18,337)	$(13,603)	$(20,660)
Adjustments to US GAAP for deferred mineral property costs (A)	4,063	2,430	—
Cash used in investments under USGAAP	$(14,274)	$(11,173)	$(20,660)
Cash provided by (used in) financing under Canadian GAAP	$(14,956)	$(11,956)	$19,806
Adjustment to US GAAP for restricted cash (G)	—	—	(915)
Cash provided by (used in) financing under US GAAP	$(14,956)	$(11,956)	$18,891
[1]Restated - Notes 2(f) and 2(g).

In addition, under US GAAP, a sub-total indicating cash flow from operations before changes in non-cash working capital would not be presented on the consolidated statements of cash flows.

Presentation of the Corporation's balance sheets and statements of operations and retained earnings (deficit) under US GAAP would be as follows:

Consolidated Balance Sheets
Years ended December 31, 2004 and 2003 (expressed in thousands of US dollars)	2004	2003[1]
ASSETS
Current Assets
Cash and cash equivalents	$49,257	$7,743
Concentrate settlements and other receivables	11,300	13,051
Inventory	12,906	12,200
	73,463	32,994
Other assets	13,649	15,476
Mineral property,plant and equipment	172,027	185,514
	$259,139	$233,984

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$16,091	$15,219
Current portion of capital lease obligations	4,854	3,566
Current portion of long-term debt	21,000	12,000
	41,945	30,785
Fair value of derivative financial instruments	37,376	40,458
Capital lease obligations	10,653	9,554
Long-term debt	22,500	43,500
Provision for site closure and reclamation	21,149	15,983
	133,623	140,280
Shareholders' Equity
Common shares	177,359	176,074
Warrants	8,613	8,613
Contributed surplus	667	284
Deficit	(61,123)	(91,267)
	125,516	93,704
	$259,139	$233,984
[1]Restated - Notes 2(f) and 2(g).

Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002
(expressed in thousands of US dollars)	2004	2003[1]	2002[1]
Revenue	$192,034	$105,101	$95,673
Cost of sales	103,722	84,387	81,459
Administrative and general	6,083	3,873	1,670
Depreciation and depletion	36,289	34,170	25,891
Accretion of site closure and reclamation costs	894	572	—
Net interest	3,049	3,611	4,641
Exploration	7,197	5,593	3,875
Currency translation losses (gains)	92	(1,089)	1,129
Mining and capital taxes	2,277	1,420	1,318
Interest on capital securities	—	—	1,437
Loss on settlement of gold forward sales contracts	—	—	9,839
Other expense (income)	(348)	(193)	290
	159,255	132,344	131,549
Loss before non-controlling interest,income tax recovery &
cumulative change in accounting principle	32,779	(27,243)	(35,876)
Non-controlling interest	—	(19)	1,372
Future income tax recovery (expense)	(2,634)	2,634	—
Loss before cumulative change in accounting principle	30,145	(24,628)	(34,505)
Cumulative change in accounting principle	—	875	—
Income (loss) for the year	$30,145	$(23,753)	$(34,504)
Basic and diluted loss per share under US GAAP:
Before cumulative change in accounting principle	$0.15	$(0.12)	$(0.28)
After cumulative change in accounting principle	$0.15	$(0.12)	$(0.28)
Weighted average shares outstanding:
Basic	200,065,821	197,712,564	123,374,060
Diluted	200,567,253	197,712,564	123,374,060

Consolidated Statements of Retained Earnings (Deficit)
As at December 31, 2004, 2003 and 2002
(expressed in thousands of US dollars)	2004	2003[1]	2002[1]
Deficit,at beginning of year	$(91,268)	$(67,515)	$(31,845)
Gain (loss) for the year	30,145	(23,753)	(34,504)
Dividends on preferred shares	—	—	(1,166)
Deficit,end of year	$(61,123)	$(91,268)	$(67,515)
[1]Restated - Notes 2(f) and 2(g).